Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Income before net loss on real estate disposals, income taxes, minority interest, discontinued operations and preferred stock dividends and issuance costs	$118,138	$123,587	$117,389	$91,352	$87,952

Interest expense
Senior notes payable and other debt	201,319	134,056	98,041	60,057	55,548
United States settlement	—	—	—	—	4,943

Earnings	$319,457	$257,643	$215,430	$151,409	$148,443

Interest expense
Senior notes payable and other debt	$201,319	$134,056	$98,041	$60,057	$55,548
United States settlement	—	—	—	—	4,943

Fixed charges	$201,319	$134,056	$98,041	$60,057	$60,491

Ratio of Earnings to Fixed Charges	1.59	1.92	2.20	2.52	2.45